Vast Announces Voluntary Nasdaq Delisting and Strategic Leadership Changes

SYDNEY, Australia, May 7, 2025 -- Vast Renewables Limited (Vast) (Nasdaq: VSTE), a leading Australian clean energy technology company, today announced that it has notified The Nasdaq Stock Market LLC (Nasdaq) of its intention to voluntarily delist its ordinary shares and public warrants from Nasdaq. Delisting from Nasdaq marks the first step in Vast’s broader strategy to cease its public reporting obligations in the U.S. The decision to delist and deregister is a strategic step by Vast to simplify its corporate structure, reduce regulatory and administrative costs, and align its governance with the scale and needs of its business. As a growth-stage enterprise focused on long-term infrastructure development, Vast believes that redirecting resources toward executing its business plan will better position Vast for long-term success.

Vast expects to file a Form 25 with the U.S. Securities and Exchange Commission (SEC) to delist its ordinary shares and public warrants on or about May 15, 2025, with the delisting expected to become effective ten days thereafter. Accordingly, Vast anticipates that the last day of trading of its ordinary shares and public warrants on Nasdaq will be on or about May 23, 2025. Following the delisting, Vast expects that its ordinary shares and public warrants will begin trading in the over-the-counter (OTC) marketplace. Vast also intends to file a Form 15 to deregister its securities and suspend its SEC reporting obligations.

Vast’s priority remains reaching financial close for its 30MW Port Augusta utility-scale clean energy project, Vast Solar 1 (VS1), by the end of September 2025. VS1 was recently awarded up to AUD180 million of conditional funding from the Australian Renewable Energy Agency and is set to be one of Australia’s first projects to provide urgently needed long duration renewable energy storage and generation during peak pricing periods when intermittent renewables like solar PV are not available.

VS1 recently received a ‘not a controlled action’ determination under the Environment Protection and Biodiversity Conservation Act, streamlining the path to commencing construction later this year.

Vast is also pleased to announce the promotion of Lachlan Roberts, current GM of Project Development and Delivery, to Chief Operating Officer, and the appointment of David Collins as GM of Commercial to lead the development of Vast’s pipeline of projects globally. These leadership changes, and the streamlined corporate structure enabled by delisting and deregistration, position Vast to sharpen its operational focus, drive execution excellence, and accelerate the delivery of VS1 and its other strategic priorities.

About Vast

Headquartered in Australia, Vast is a renewable energy company developing clean energy solutions that enable 24/7 green, low-cost heat and power to decarbonise the grid, green fuels production for the transport industry, and hard-to-abate industries. Vast’s next generation concentrated solar power (CSP) v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert the sun’s energy.

Visit www.vast.energy for more information.

Contacts
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Andrew Butler
Wilkinson Butler
abutler@wilkinsonbutler.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, the timing of Vast’s delisting from Nasdaq and deregistration and related regulatory filings; the anticipated cost savings in connection with the delisting and deregistration; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to estimate project costs and to execute its business plan, including the completion of the Port

Augusta project (including VS1), at all or in a timely manner; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast; changes in applicable laws or regulations and general economic and market conditions impacting project costs and/or demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.